UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __10/1/2022__ AND ENDING __09/30/2023__

                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __OAK HILLS SECURITIES, INC.__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__121 NE 50TH STREET__

                                 (No. and Street)

__OKLAHOMA CITY__	__OK__	__73105__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__DONALD L. DILLINGHAM__	__405-286-9755__	__DON@OHSINET.COM__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__M&K CPAS, PLLC__

                      (Name – if individual, state last, first, and middle name)

__24955 Interstate Hwy 45 Ste 400__	__The Woodlands__	__TX__	__77380__
(Address)	(City)	(State)	(Zip Code)

__7/18/2006__	__#2738__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, DONALD L. DILLINGHAM, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of OAK HILLS SECURITIES, INC., as of 9/30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]

Notary Public

LAURIE FLORES NOTARY # 09005431 EXP. 06/30/25 PUBLIC STATE OF OKLAHOMA

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OAK HILLS SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

AS OF AND FOR THE YEAR ENDED

SEPTEMBER 30, 2023

TOGETHER WITH REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

OAK HILLS SECURITIES, INC.
Table of Contents
September 30, 2023



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Oak Hills Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Oak Hills Securities, Inc. as of September 30, 2023, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Oak Hills Securities, Inc. as of September 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Oak Hills Securities, Inc.'s management. Our responsibility is to express an opinion on Oak Hills Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Oak Hills Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital And Aggregate Indebtedness Pursuant To SEC Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of Oak Hills Securities, Inc.'s financial statements. The supplemental information is the responsibility of Oak Hills Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital And Aggregate Indebtedness Pursuant To SEC Rule 15c3-1, is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ M&K CPAS, PLLC

M&K CPAS, PLLC
We have served as Oak Hills Securities, Inc.'s auditor since 2023
Houston, TX
December 29, 2023

OAK HILLS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2023

ASSETS

Cash and cash equivalents	$	1,088,363
Short-term investments		50,615
Accounts receivable, net		43,684
Other assets		4,069
TOTAL ASSETS	$	1,186,731

LIABILITIES AND SHAREHOLDER'S EQUITY

Commissions payable	$	820,679
Accounts payable		5,817
TOTAL LIABILITIES		826,496

Shareholder's equity:	
Common stock, $.01 par value;	
100 shares authorized, issued and outstanding	1
Additional paid-in-capital	43,999
Retained earnings	316,235
Total shareholder's equity	360,235

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	1,186,731

The accompanying notes are an integral part of these financial statements.

OAK HILLS SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2023

REVENUE

Success fees	$ 2,161,802
Success fees - related parties	375,043
Advisory fees	73,750
Total revenue	2,610,595

EXPENSES

Commissions	2,409,375
Commissions - related party	62,898
General and administrative expenses	170,211
Occupancy - related party	5,400
Management fee - related party	1,800
Total expenses	2,649,684

OTHER INCOME

Interest income	615
Bad debt recovery	100,000
Net income	$ 61,526

The accompanying notes are an integral part of these financial statements.

OAK HILLS SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2023

	Common Stock		Additional Paid-In-Capital	Retained Earnings	Shareholder's Equity
	Shares	Amount			
BALANCE, SEPTEMBER 30, 2022	100	$ 1	$ 43,999	$ 254,709	$ 298,709
Net income				61,526	61,526
BALANCE, SEPTEMBER 30, 2023	100	$ 1	$ 43,999	$ 316,235	$ 360,235

The accompanying notes are an integral part of these financial statements.

OAK HILLS SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	61,526
Adjustments to reconcile net income to net cash provided by		
operating activities:		
Non-cash interest earned on certificate of deposit		(615)
(Increase) decrease in operating assets:		
Accounts receivable		(43,684)
Other assets		(722)
Increase (decrease) in operating liabilities:		
Commissions payable		339,890
Accounts payable		5,817
Net cash provided by operating activities		362,212
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of certificate of deposit		(50,000)
Net cash used in investing activities		(50,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		312,212
CASH AND CASH EQUIVALENTS, beginning of period		776,151
CASH AND CASH EQUIVALENTS, end of period	$	1,088,363
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for state income taxes	$	10,010

The accompanying notes are an integral part of these financial statements.

OAK HILLS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2023

1. **NATURE OF BUSINESS**

Oak Hills Securities, Inc. (the "Company"), a Subchapter S corporation, was incorporated in the state of Oklahoma on November 21, 2006 and has a single shareholder. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is private placements, primarily of tax credit direct participation investment programs. Operations began on February 12, 2008.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and cash equivalents - The Company considers all short-term, highly liquid investments, including certificates of deposit purchased with an original maturity of three months or less at the date of purchase, to be cash equivalents. As of September 30, 2023, cash and cash equivalents consisted of cash on deposit with banks denominated in U.S. dollars. The Company has no cash equivalents as of September 30, 2023. As of September 30, 2023 the Company's cash balances with financial institutions subject to FDIC coverage exceeded such coverage by $844,971. Management believes the risk of loss associated with this concentration is minimal.

Short-term investments - The Company classifies its certificates of deposit as cash and cash equivalents or short-term investments and reassesses the appropriateness of the classification of its investments at the end of each reporting period. Certificates of deposit held for investment with an original maturity greater than three months are carried at cost plus accrued interest and reported as short-term investments on the statement of financial condition. As of September 30, 2023, the Company had one certificate of deposit with an original maturity greater than three months in the amount of $50,615. The certificate of deposit matures on March 3, 2024 and has an interest rate of 2.05%.

Accounts receivable - Accounts receivable primarily include success fees billed and are reduced by an allowance for doubtful accounts that reflect management's best estimate of the amounts that will not be collected. The adequacy of the allowance for doubtful accounts is evaluated periodically through an individual assessment of potential losses on receivables giving particular emphasis to accounts with invoices more than 90 days past the due date. The accounts receivable balance is reported net of an allowance for doubtful accounts of approximately $58,000 at September 30, 2023. During the year ended September 30, 2023, the Company recorded other income from bad debt recovery of $100,000 due to collection of amounts recorded as bad debt expense in a prior year.

Use of estimates - Management uses estimates and assumptions in preparing the financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, and the reported revenues and expenses. While management believes current estimates are reasonable and appropriate, actual results could differ from those estimates.

Revenue recognition - The Company recognizes revenue in accordance with Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers* ("ASC 606"), under generally

6

accepted accounting principles. Under ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company primarily provides services to other businesses.

Revenue recognition is determined through the following steps:

- Identification of the contract, or contracts, with a customer.
- Identification of the performance obligations in the contract.
- Determination of the transaction price.
- Allocation of the transaction price to the performance obligations in the contract.
- Recognition of revenue when, or as, the performance obligations are satisfied.

The Company considers estimates and variable consideration when determining the transaction price. This includes estimates related to the collectability of success fees and adjustments for potential refunds or credits. Changes in the scope or price of a contract are considered contract modifications. Any modifications are evaluated for their impact on revenue recognition, and adjustments are made accordingly. The Company identifies performance obligations in its contracts based on the nature of services provided to clients. Performance obligations primarily consist of executing transactions, providing investment advice, and related services.

Success Fees - Success fees are recognized when the Company has fulfilled its performance obligations, and the criteria for revenue recognition under ASC 606 are met. Success fees are typically contingent on the successful completion of a transaction or achievement of a specific milestone as defined in the contract with a business. Revenue recognition occurs at the point in time when the transaction or milestone is achieved.

Advisory fees – Advisory fees are recognized over time as the Company satisfies its performance obligations by providing ongoing services to a business. This includes but is not limited to, preparing presentation packages, identifying, and performing due diligence on prospective investors, advising the client regarding any negotiations and completing any other financial advisory services deemed necessary to complete the transaction. Advisory fees are recognized on a straight-line basis over the period during which the services are provided, reflecting the pattern of the Company's performance.

Fair value measurements - The carrying amounts of the Company's financial instruments, which include, current assets and current liabilities, approximate their fair values due to their short maturities.

Advertising costs - Advertising costs are expensed as incurred. There were no advertising expenses for the year ended September 30, 2023.

Income Taxes - The financial statements do not include a provision for federal income taxes because the Company has elected to be treated as a pass-through entity for federal income tax purposes and, as such, is not subject to Federal income taxes. Rather, all items of taxable income, deductions and tax credits are passed through and are reported by its owners on their respective income tax returns. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. The Company is required to file and does file tax returns with other taxing authorities. Accordingly, these financial statements do not reflect a provision for federal income taxes and the Company has no other tax positions which must be considered for disclosure.

Although the Company is not subject to federal income tax at the entity level, it has elected to pay state income taxes at the entity level in the state of Oklahoma. This election is made in accordance with Oklahoma state tax laws.

Recent accounting pronouncements - Accounting standards that have been issued or proposed by Financial Accounting Standards Board ("FASB") or other standards setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Subsequent events - Management has evaluated events through December 29, 2023, the date the financial statements were available to be issued.

3. **NET CAPITAL REQUIREMENTS**

As a registered broker/dealer and member of the FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 and prohibits a broker dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the Rule. At September 30, 2023, the Company's net capital and required net capital were $349,452 and $55,100 respectively. The Company's ratio of aggregate indebtedness to net capital was 2.37 to 1.

4. **RELATED PARTY TRANSACTIONS**

Through common ownership and management, the Company is affiliated with Avondale Investments, LLC (Avondale) which is 100% controlled by the sole shareholder of the Company. Additionally, through common ownership, the Company is affiliated with several entities (the "CNG Entities") that provided success fee revenue to the Company during the year ended September 30, 2023 as follows:

- CNG 2022 Chickasha
- CNG 2022 Purcell
- CNG 2022 Prague
- CNG 2022 Noble
- CNG 2022 Lexington
- CNG 2022 CNT
- CNG 2022 Tuttle
- CNG 2022 Conversions
- CNG 2023 Vehicles

The Company's sole shareholder owns less than 5% of any of the CNG Entities. The CNG Entities provided $375,043 in success fees during the year, which represents 14 % of total revenue recorded for the year ended September 30, 2023.

The Company leases office space from Avondale under an operating lease, with a term of twelve months, effective through June 30, 2024 for $450 per month. The occupancy expense incurred for the year ended September 30, 2023 pursuant to the terms of the lease was $5,400. Minimum future lease payments on this lease totals $4,050.

Commissions paid to the Company's sole shareholder totaled, $62,898 during the year ended September 30, 2023.

5. COMMITMENTS AND CONTINGENCIES

Litigation – The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cashflows.

Risk Management – The Company maintains various forms of insurance that Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

6. CONCENTRATIONS

For the year ended September 30, 2023, 91% of the Company's revenue was derived from three customers, and 92% of accounts receivable are related to one customer. Additionally, for the year ended September 30, 2023, 72% of commission expenses were earned by a single individual.

* * * * * *

SUPPLEMENTAL SCHEDULES

OAK HILLS SECURITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED SEPTEMBER 30, 2023

COMPUTATION OF NET CAPITAL

Total shareholder's equity	$ 360,235
Deductions:	
Nonallowable assets	(10,552)
Net capital before haircuts on securities	$ 349,683
Haircuts on securities	(212)
Undue concentration	(19)
Net capital	$ 349,452

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ 55,100
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 55,100

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 826,496
Net capital in excess of minimum requirement	$ 294,352
Percentage of aggregate indebtedness to net capital	237%

Note: There are no material differences between the above computation and the computation of net capital under Rule 15c3-1 as of September 30, 2023 as reported by Oak Hills Securities, Inc. on December 29, 2023 on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

OAK HILLS SECURITIES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2023

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2023

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule l 5c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Oak Hills Securities, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Oak Hills Securities, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 , and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers; participating in distributions of securities in accordance with the requirements of paragraph (a) or (b)(2) of Rule 15c2-4, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Oak Hills Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Oak Hills Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

/s/ M&K CPAS, PLLC

M&K CPAS, PLLC
Houston, TX
December 29, 2023



OAK HILLS SECURITIES, INC.
INVESTMENT BANKING - MEMBER FINRA/SIPC

10/24/2023

OAK HILLS SECURITIES, INC.
EXEMPTION REPORT
YEAR ENDED SEPTEMBER 30, 2023

Oak Hills Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R, §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers; participating in distributions of securities in accordance with the requirements of paragraph (a) or (b)(2) of Rule 15c2-4, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Donald Dillingham, swear that, to the best knowledge and belief, the Exemption Report is true and correct.

Donald Dillingham, President
Oak Hills Securities, Inc.

121 NE 50th Street • Oklahoma City, Oklahoma 73105 • 405-286-9760 • www.oakhills-securities.com • Member FINRA/SIPC



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member
Oak Hills Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Oak Hills Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating Oak Hills Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2023. Oak Hills Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2023 noting that for the year ended September 30, 2023 the total revenue reported in Form SIPC-7 included $100,000 of revenue which had already been reported for the year ended September 30, 2021. M&K notes per the assessment calculation reflected in Form SIPC-7 for the year ended September 30, 2023 this resulted in an overpayment of $150 for the year ended September 30, 2023. M&K notes as the assessment was overpaid Oak Hills Securities, Inc. was in compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2023.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Oak Hills Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Oak Hills Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

/s/ M&K CPAS, PLLC

M&K CPAS, PLLC
Houston, TX
December 29, 2023

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

SIPC-7 (36-REV 12/18)

General Assessment Reconciliation

For the fiscal year ended 9/30/2023

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

OAK HILLS SECURITIES, INC.
121 NE 50TH
OKLAHOMA CITY, OK 73105
FINRA
8-67740
September

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brian Megenity (770) 263-6003

2. A. General Assessment (item 2e from page 2) $4,067

B. Less payment made with SIPC-6 filed (exclude interest) (3,686)

8/12/2023
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 381

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $381

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $381

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

OAK HILLS SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO
(Title)

Dated the 6th day of December, 20 23.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1/2022
and ending 9/30/2023

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $2,711,211

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions   0

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)

        Total deductions   0

2d. SIPC Net Operating Revenues $2,711,211

2e. General Assessment @ .0015 $4,067

        (to page 1, line 2.A.)

17